

Mail Stop 4561

December 15, 2015

Mr. Mark Sachleben
Chief Financial Officer
New Relic, Inc.
188 Spear Street, Suite 1200
San Francisco, CA 94105

> **Re:** **New Relic, Inc.**
> **Form 10-K for the Year Ended March 31, 2015**
> **Filed May 28, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 001-36766**

Dear Mr. Sachleben:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 43

1. In your earnings call dated November 5, 2015, you discuss increases to your annualized revenue per average paid business account and your total number of customers paying you more than $5,000 per year. You also state that trends related to these metrics are in line with your strategy to focus on mid-market and enterprise customers. Please tell us what consideration you have given to disclosing these metrics on a comparative period basis and discussing any related trends in your management's discussion and analysis section. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

Mr. Mark Sachleben
New Relic, Inc.
December 15, 2015
Page 2

<u>Form 10-Q for the Quarterly Period Ended September 30, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Operating Metrics, page 18</u>

2.   We note that you disclose the dollar-based expansion rate for the most recently completed period. Please tell us your consideration to also provide this metric for the comparable period presented in your financial statements, or for the previously completed period, and discuss any related trends. In this regard, you mention several factors that may impact your dollar-based net expansion rate in any particular quarter; however, it is unclear what, if any, impact each of these factors had on the actual changes in this metric from period to period. Please clarify, and quantify where possible, the specific factors that significantly impacted this metric for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and
Services